Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports Fourth Quarter and Full Year 2023 Results

– Launch of TransConTM PTH underway with full commercial availability in Germany and Austria; U.S. PDUFA date of May 14, 2024

– TransCon CNP pivotal ApproaCH Trial on track for topline results in Q4 2024

– Total Q4 revenue of €138 million including SKYTROFA® revenue of €64 million; Q4 operating expenses of €155 million

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, February 7, 2024 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the fourth quarter and full year ended December 31, 2023 and provided a business update.

“In 2023, we streamlined Ascendis, including our structure, processes, and operating expense allocation, and at the same time we believe we remain on track to achieve Vision 3x3,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “SKYTROFA is the leading growth hormone product in value in the U.S., the launch of YORVIPATH® in our Europe Direct and International Markets segments is underway beginning with Germany and Austria, and our clinical program for TransCon CNP is advancing. Ascendis is a leaner, more efficient organization in 2024, well-positioned to fulfill the strategic goals outlined in our Vision 2030, including achieving blockbuster status for each of our three independent Endocrinology Rare Disease products and expanding our engine for future innovation.”

Select 2023 Highlights & Anticipated 2024 Milestones

•	TransCon hGH:

(lonapegsomatropin, approved as SKYTROFA in the U.S. and EU)

•	Fourth quarter SKYTROFA revenue totaled €64 million, a 37% sequential increase. Full year 2023 SKYTROFA revenue totaled €179 million compared to €36 million the year prior.

	Q4-2022	Q1-2023	Q2-2023	Q3-2023	Q4-2023
SKYTROFA revenue (millions)	€17	€32	€36	€47	€64

•	Full year 2024 SKYTROFA revenue expected to be €320 million to €340 million (based on average 2023 exchange rates).

•	Plan to submit a supplemental Biologics License Application to FDA for adult growth hormone deficiency (GHD), in the second quarter of 2024.

•	Topline results from Phase 2 trial in Turner syndrome expected in the fourth quarter of 2024.

•	TransCon PTH:

(palopegteriparatide, approved as YORVIPATH in the EU)

•	Launch of TransCon PTH underway with full commercial availability in Germany and Austria.

•	In the U.S., Prescription Drug User Fee Act (PDUFA) date of May 14, 2024; if approved, U.S. commercial launch planned in the third quarter of 2024.

•	TransCon CNP:

(navepegritide)

•	First patient enrolled in Phase 2 reACHin Trial in infants with achondroplasia (age 0-2 years). Estimated total enrollment of 72 patients.

•	Topline data from pivotal ApproaCH Trial expected in the fourth quarter of 2024, and plan to submit a New Drug Application to FDA for children with achondroplasia (age 2-11 years) in the same quarter.

•	Topline data from Week 26 of the COACH Trial (TransCon hGH/TransCon CNP combination) expected in children with achondroplasia (age 2-11 years) in the fourth quarter of 2024.

•	During the fourth quarter of 2024, plan to submit an Investigational New Drug application or similar in adults with achondroplasia.

•	TransCon IL-2 b/g:

(onvapegleukin alfa)

•	During the fourth quarter of 2024, plan to provide a clinical update from the Phase 2 portion of indication-specific, dose expansion cohorts in the IL Believe trial.

•	TransCon TLR7/8 Agonist:

•	During the fourth quarter of 2024, plan to provide a clinical update from the Phase 2 portion of indication-specific, dose expansion cohorts in the transcendIT-101 trial.

•	Ophthalmology

•	In January 2024, announced the formation and launch of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally.

•	Financial Update and Outlook Based on Current Plans

•	Ended 2023 with cash, cash equivalents, and marketable securities totaling €399 million.

•	Full year 2024 SKYTROFA revenue expected to be €320 million to €340 million (based on average 2023 exchange rates).

•	Expect total operating expenses (SG&A and R&D) of approximately €600 million for 2024.

•	Expect to be operating cash flow breakeven on a quarterly basis by the end of 2024.

Fourth Quarter and Full Year 2023 Financial Results

Total revenue for the fourth quarter of 2023 was €137.7 million compared to €22.9 million during the same period for 2022. The increase was primarily attributable to the $70.0 million upfront payment from Teijin, reported in license revenue and higher SKYTROFA revenue of €64.2 million compared to €17.1 million in the same period last year. Total revenue for 2023 was €266.7 million compared to €51.2 million in 2022. The increase was primarily attributable to higher SKYTROFA revenue of €178.7 million in 2023 compared to €35.7 million last year and the $70.0 million upfront payment from Teijin, reported in license revenue.

Research and development (R&D) costs for the fourth quarter were €90.9 million compared to €108.6 million during the same period in 2022. The decrease was tied to lower external development costs for TransCon hGH and Oncology programs. R&D costs for 2023 were €413.5 million compared to €379.6 million in 2022. The higher R&D costs in 2023 reflect an increase in TransCon CNP, Oncology and Ophthalmology program development activities and an increase in employee related costs attributable to organizational growth, partially offset by lower TransCon hGH program development costs.

Selling, general, and administrative (SG&A) expenses for the fourth quarter were €64.0 million compared to €56.6 million during the same period in 2022. This increase was primarily due to higher employee related expenses attributable to organizational growth. SG&A expenses for 2023 were €264.4 million compared to €221.2 million in 2022. Higher SG&A expenses were primarily due to organizational growth including commercial personnel to support existing SKYTROFA sales in the U.S. and Germany, and in preparation for future product launches.

Total operating expenses for the fourth quarter were €154.9 million compared to €165.2 million during the same period in 2022. Total operating expenses for 2023 were €677.9 million compared to €600.9 million in 2022.

Net finance expenses were €41.6 million in the fourth quarter compared to €46.7 million in the same period in 2022. Net finance expenses were €0.2 million in 2023 compared to a net finance income of €1.7 million in 2022.

For the fourth quarter of 2023, Ascendis Pharma reported a net loss of €86.9 million, or €1.54 per share (basic and diluted) compared to a net loss of €207.4 million, or €3.71 per share (basic and diluted) for the same period in 2022. For the full year 2023, Ascendis Pharma reported a net loss of €481.4 million, or €8.55 per share (basic and diluted) compared to a net loss of €583.2 million, or €10.40 per share (basic and diluted) in 2022.

As of December 31, 2023, Ascendis Pharma had cash, cash equivalents, and marketable securities totaling €399.4 million compared to €742.9 million as of December 31, 2022. As of December 31, 2023, Ascendis Pharma had 57,707,439 ordinary shares outstanding, including 1,093,054 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will also host a conference call and webcast today at 4:30 p.m. Eastern Time (ET) to discuss 2023 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available on this section of the Ascendis Pharma website shortly after conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by its core values of patients, science and passion, Ascendis uses its TransCon technologies to create new and potentially best-in-class therapies. Ascendis is headquartered in Copenhagen, Denmark and has additional facilities in Germany and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) TransCon PTH’s PDUFA date of May 14, 2024, (ii) the timing of topline results from the ApproaCH Trial, (iii) Ascendis’ ability to achieve Vision 3x3, (iv) Ascendis’ ability to fulfill its strategic goals outlined in Vision 2030, including achieving blockbuster status for each of its three independent Endocrinology Rare Disease products and expanding its engine for future innovation, (v) Ascendis’ expectations regarding full year 2024 revenue for SKYTROFA, (vi) Ascendis’ plan to submit a Biologics License Application for SKYTROFA for adult GHD in the second quarter of 2024, (vii) the timing of topline results from the Phase 2 trial in Turner syndrome, (viii) the launch of TransCon PTH in the U.S., if approved, (ix) the estimated total enrollment in the Phase 2 reACHin Trial, (x) the timing of topline data from the ApproaCH Trial, (xi) Ascendis’ plan to submit a New Drug Application for TransCon CNP for children with achondroplasia, (xii) the timing of topline data from Week 26 of the COACH Trial, (xiii) Ascendis’ plan to submit an Investigational New Drug application or similar for TransCon CNP in adults with achondroplasia, (xiv) Ascendis’ plan to provide a clinical update from the Phase 2 portion of indication-specific, dose expansion cohorts of the IL Believe trial, (xv) Ascendis’ plan to provide a clinical update from the Phase 2 portion of indication-specific, dose expansion cohorts in the transcendIT-101 trial during the fourth quarter of 2024, (xvi) Eyconis, Inc.’s ability to develop, manufacture, and commercialize TransCon ophthalmology assets globally, (xvii) Ascendis’ expectations regarding its total operating expenses for 2024, (xviii) Ascendis’ expectation that it will be operating cash flow breakeven on a quarterly basis by the end of 2024, (xix) Ascendis’ ability to apply its TransCon technology platform to build a leading, fully integrated biopharma company, and (xx) Ascendis’ use of its TransCon technologies to create new and potentially best-in-class therapies. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 7, 2024 and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group.

© February 2024 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:
Tim Lee	Melinda Baker
Ascendis Pharma	Ascendis Pharma
+1 (650) 374-6343	+1 (650) 709-8875
tle@ascendispharma.com	media@ascendispharma.com
ir@ascendispharma.com

Patti Bank

ICR Westwicke

+1 (415) 513-1284

patti.bank@westwicke.com

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Consolidated Statements of Profit or Loss and Comprehensive Income / (Loss)

(In EUR’000s, except share and per share data)

	Three Months ended December 31,		Twelve Months ended December 31,
	2023	2022	2023	2022
Revenue	137,703	22,895	266,718	51,174
Cost of sales	19,457	5,111	44,395	12,137

Gross profit	118,246	17,784	222,323	39,037
Research and development costs	90,881	108,618	413,454	379,624
Selling, general and administrative expenses	63,975	56,553	264,410	221,227

Operating profit / (loss)	(36,610)	(147,387)	(455,541)	(561,814)
Share of profit / (loss) of associate	(2,924)	(7,962)	(18,395)	(17,697)
Finance income	22,727	3,305	43,857	52,181
Finance expenses	64,280	50,027	44,065	50,487

Profit / (loss) before tax	(81,087)	(202,071)	(474,144)	(577,817)
Income taxes (expenses)	(5,791)	(5,348)	(7,303)	(5,377)

Net profit / (loss) for the period	(86,878)	(207,419)	(481,447)	(583,194)

Attributable to owners of the Company	(86,878)	(207,419)	(481,447)	(583,194)

Basic and diluted earnings / (loss) per share	€(1.54)	€(3.71)	€(8.55)	€(10.40)
Number of shares used for calculation (basic and diluted)	56,560,368	55,941,261	56,287,060	56,071,793

Net profit / (loss) for the period	(86,878)	(207,419)	(481,447)	(583,194)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(1,498)	2,211	(2,731)	(327)

Other comprehensive income / (loss) for the period, net of tax	(1,498)	2,211	(2,731)	(327)

Total comprehensive income / (loss) for the period, net of tax	(88,376)	(205,208)	(484,178)	(583,521)

Attributable to owners of the Company	(88,376)	(205,208)	(484,178)	(583,521)

Ascendis Pharma A/S

Consolidated Statements of Financial Position

(In EUR’000s)

	December 31,	December 31,
	2023	2022
Assets
Non-current assets
Intangible assets	4,419	4,828
Property, plant and equipment	110,634	129,095
Investment in associate	5,686	22,932
Other receivables	2,127	1,920
Marketable securities	—	7,492

	122,866	166,267

Current assets
Inventories	208,931	130,673
Trade receivables	35,874	11,910
Income tax receivables	802	883
Other receivables	19,097	12,833
Prepayments	38,578	31,717
Marketable securities	7,275	290,688
Cash and cash equivalents	392,164	444,767

	702,721	923,471

Total assets	825,587	1,089,738

Equity and liabilities
Equity
Share capital	7,749	7,675
Distributable equity	(153,446)	255,673

Total equity	(145,697)	263,348

Non-current liabilities
Borrowings	534,246	387,556
Lease liabilities	84,619	95,400
Derivative liabilities	143,296	157,950
Contract liabilities	5,949	14,213
Deferred tax liabilities	5,830	—

	773,940	655,119

Current liabilities
Borrowings	11,226	11,630
Lease liabilities	14,174	13,791
Contract liabilities	1,184	—
Trade payables and accrued expenses	94,566	101,032
Other liabilities	41,176	31,989
Income tax payables	2,299	5,490
Provisions	32,719	7,339

	197,344	171,271

Total liabilities	971,284	826,390

Total equity and liabilities	825,587	1,089,738